UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-8978

LONGS DRUG STORES CALIFORNIA, INC.

EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

LONGS DRUG STORES CORPORATION

141 North Civic Drive, Walnut Creek, California 94596

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

All other schedules required by Section 2520.103 – 10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and

Plan Administrator of the

Longs Drug Stores California, Inc.

Savings & Profit Sharing Plan

We have audited the financial statements of the Longs Drug Stores California, Inc. Savings & Profit Sharing Plan (the Plan) as of December 31, 2006 and 2005, and for the year ended December 31, 2006, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ MOHLER, NIXON & WILLIAMS

Accountancy Corporation

Campbell, California

June 22, 2007

LONGS DRUG STORES CALIFORNIA, INC.

EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005
Assets
Investments at fair value:
Mutual funds	$364,671,699	$346,962,687
Common stock of Longs Drug Stores Corporation	236,624,895	220,862,955
Investment in collective trusts	204,367,069	172,826,148
Participant loans	27,088,861	28,047,125

Total investments at fair value	832,752,524	768,698,915
Cash	627,511	1,713,302
Contributions and dividends receivable	1,116,390	1,984,931

Net assets available for benefits at fair value	834,496,425	772,397,148

Adjustments from fair value to contract value for fully benefit responsive investment contracts	3,340,443	3,167,893

Net Assets Available for Benefits	$837,836,868	$775,565,041

See notes to financial statements.

LONGS DRUG STORES CALIFORNIA, INC.

EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2006
Contributions:
Employee	$35,715,085
Employer	10,995,984

Total contributions	46,711,069
Investment income:
Dividends and interest	32,673,827
Net appreciation in fair value of investments	66,865,423

Net investment income	99,539,250
Benefits paid to participants and administrative expenses	(83,978,492)

Net increase	62,271,827
Net assets, beginning of year	775,565,041

Net assets, end of year	$837,836,868

See notes to financial statements.

LONGS DRUG STORES CALIFORNIA, INC.

EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Plan Description

The following description of the Longs Drug Stores California, Inc. Employee Savings and Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan for employees of Longs Drug Stores California, Inc., a wholly owned subsidiary of Longs Drug Stores Corporation (collectively referred to as “Longs”, the “Company” or “Sponsor”). Employees are eligible for membership in the Plan on their first day of employment with Longs. The Administrative Committee manages the operation and administration of the Plan, subject to oversight by the Compensation Committee of the Board of Directors of the Company. Employees covered by a collective bargaining agreement are not eligible to participate in the Plan unless provided by the collective bargaining agreement. Merrill Lynch Bank & Trust Co., FSB (“Merrill Lynch”) serves as the Plan’s trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Employee Contributions - Participants may elect to contribute from 1% to 50% of their pretax compensation, subject to certain Internal Revenue Code limitations, and may invest such amounts in any of the Plan’s investment options. Highly compensated participants (as defined in the Plan document) are restricted to a pretax contribution of 9% of pretax compensation, or less.

Matching Contributions - For 2006, Longs’ Board of Directors declared an annual company match of 25 cents for each $1 of participant contributions to the Plan up to a maximum of $2,000 per participant. Matching contributions may be made in cash or shares of Longs common stock. For 2006, all matching contributions were made in shares of Longs common stock.

Profit Sharing Contributions - Annual profit sharing contributions, if any, are provided under the terms of the Plan and are subject to the approval of Longs’ Board of Directors. In order to receive a profit sharing contribution, a participant must be employed by Longs as of the end of the Plan year, must have contributed to the Plan and have received matching contributions during the Plan year, and must not receive, or consent to receive, a distribution from the Plan as a result of termination of employment during the Plan year. Contributions, which may be made in any combination of cash or Longs common stock, are allocated to participants in proportion to their matching contributions. For 2006, all profit sharing contributions were made in shares of Longs common stock.

Participant Accounts - Each participant’s account is credited with the participant’s contribution and allocations of Company contributions, Plan earnings and forfeitures of terminated employees’ non-vested accounts, as permitted by the Plan, and charged with withdrawals and an allocation of Plan losses. Plan earnings and losses are allocated based on participant account balances in the various Plan investment options. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Participants are always 100% vested in their pre-tax contributions and matching contributions (each adjusted for any investment gains or losses). Starting with 2003 contributions, all participants are also 100% vested in the profit sharing contributions.

For profit sharing contributions prior to 2003, participants are vested based on their years of service. A year of service is defined as a Plan year in which a participant works at least 1,000 hours. Participant accounts vest incrementally (30% after third year of service, 60% after fourth year of service, 100% after fifth year of service) or upon attaining normal retirement age, death or total disability.

Forfeited Accounts - Upon termination, the nonvested portion of a participant’s account is forfeited and is transferred to the forfeiture account. At Longs’ discretion, any portion of forfeited amounts may be used, in the year of forfeiture or in any later Plan year, (1) to reduce Longs’ matching contribution (2) to be allocated to active participant accounts in addition to Longs’ contribution or (3) to pay administrative expenses of the Plan. In 2006, $117,665 of previously forfeited amounts were allocated to active participant accounts in addition to Longs’ contributions, and approximately $44,000 was used to pay administrative expenses. Longs or the Plan must reinstate any forfeited amounts reclaimed by a participant who is re-employed before a five-year break in service and who recontributes the vested account balance distributed upon termination.

LONGS DRUG STORES CALIFORNIA, INC.

EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Payment of Benefits - Benefits are normally payable when employment with Longs ends because of termination of employment. Participants whose account balances are less than $1,000 are required to receive the vested interest in their account in a lump-sum amount. Participants whose accounts exceed $1,000 are entitled to choose among alternative forms of lump-sum distributions, as described in the Plan document, including roll-over distributions and in-kind distributions of Longs stock, or may elect to keep their account balances in the Plan.

Participant Loans - Participants may borrow from their fund accounts a minimum of $500 up to a maximum of $50,000 or 50 percent of their non-forfeitable account balance attributed to deferred salary contributions, catch up contributions, matching contributions, and rollover contributions, whichever is less. Participants may have up to two loans outstanding at any time. Loan payments are automatically deducted from each paycheck and reinvested in the same manner as contributions. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with prime lending rates at the time funds are borrowed. Principal and interest are paid ratably through monthly payroll deductions.

2.	Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held By Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, effective for the Plan year ended December 31, 2006, applied retroactively for all periods presented, the Plan’s investments in the Merrill Lynch Retirement Preservation Trust collective trust fund that are fully benefit-responsive, as defined, investment contracts are stated at fair value and presented with the adjustment necessary to reflect such investments’ contract value on the statement of net assets available for benefits. The statement of changes in net assets available for benefits is presented on a contract value basis. Participant loans are valued at their outstanding balances, which approximates fair value. Investment purchases and sales are recorded as of the trade date. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Since investments are recorded at fair value, account balances and participant accounts are subject to continuous increases and decreases in value. Such fluctuations may be significant and can occur over short periods of time.

Administrative Expenses including audit, legal, investment advisors, trustee, and administrative costs are paid by Longs. Such costs are insignificant and are reflected in benefits paid to participants.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation (or increase in net depreciation) in fair market value of investments for such investments.

Benefits Paid to Participants are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for investment options in funds, which invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate, credit risk, economic changes and overall market volatility. Due to the level of risks involved with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

LONGS DRUG STORES CALIFORNIA, INC.

EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

3.	Investments

The fair value of individual investments that represented 5% or more of the Plan’s net assets available for benefits for each respective year are as follows:

	December 31,
	2006	2005
Common stock of Longs Drug Stores Corporation, 5,583,410 and 6,069,331 shares, respectively	$236,624,895	$220,862,955
Merrill Lynch Retirement Preservation Trust Fund, 175,812,808 and 175,994,041 shares, respectively	172,472,365	172,826,148
American Funds Washington Mutual Investors Fund, 2,936,028 and 2,889,879 shares, respectively	102,320,580	89,094,969

For the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common stock of Longs Drug Stores Corporation	$37,348,606
Mutual funds	29,516,817

Total	$66,865,423

4.	Nonparticipant Directed Investments

Nonparticipant directed investments include shares of Longs common stock contributed by the Company in the form of profit sharing contributions made through March 2003 (representing the Plan Sponsor’s profit sharing contributions for years through fiscal 2003). Profit sharing contributions made beginning with March 2004 (or the Plan Sponsor’s fiscal 2004 profit sharing contribution) are no longer restricted. Effective January 1, 2007, the Plan was amended to make all investments in the Plan participant directed. Information about the investments at fair value and the significant components of the changes in net assets relating to the nonparticipant directed investments is as follows:

	December 31,
	2006	2005
Investments at fair value:
Common stock of Longs Drug Stores Corporation	$185,395,668	$180,008,072

2006
Changes in net assets:
Dividends	$2,657,689
Benefits paid to participants	(17,432,010)
Net appreciation in fair value of investments	29,929,905
Transfers to participant-directed investments	(9,767,988)

Total	$5,387,596

LONGS DRUG STORES CALIFORNIA, INC.

EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

5.	Related Party Transactions

Certain Plan investments (cost - $204,642,623 and fair value - $204,367,069 at December 31, 2006 and cost - $240,018,546 and fair value - $236,262,017 at December 31, 2005) are shares of mutual funds and collective trusts managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

The Plan held the following shares of common stock of Longs Drug Stores Corporation, the sponsoring employer:

	December 31,
	2006	2005
Common stock shares	5,583,410	6,069,331
Cost basis	$207,864,919	$172,093,932

During the year ended December 31, 2006, the Plan recorded dividend income from Longs common stock of $3,244,497.

On March 19, 2007 the Company contributed 106,860 shares of Longs common stock with a value of $4,921,972 to the Plan, representing the Plan Sponsor’s fiscal 2007 profit sharing contribution.

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006:

Net assets available for benefits per the financial statements	$837,836,868
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(3,340,443)

Net assets available for benefits per the Form 5500	$834,496,425

7.	Plan Termination

Although it has not expressed any intent to do so, Longs has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Termination of the Plan would result in full vesting of participant accounts and distribution of Plan assets to participants.

8.	Federal Income Tax Status

The Plan obtained its latest determination letter on February 6, 2003, in which the Internal Revenue Service stated that the employee savings component of the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan also obtained a determination letter on June 5, 2002, in which the Internal Revenue Service stated that the pre-2003 plan year profit sharing component of the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letters. The Sponsor and the Plan’s tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan qualified and the related trust was tax-exempt as of December 31, 2006 and 2005. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

LONGS DRUG STORES CALIFORNIA, INC.

EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

FORM 5500, SCHEDULE H PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006

Description of Investments	Shares	Cost	Fair Value
* Common Stock of Longs Drug Stores Corporation	5,583,510	$207,864,919	$236,624,895
* Participant Loans - 4,932 loans to participants with interest rates between 4.0% and 10.95% maturing through 2016	n/a	27,088,861	27,088,861
Collective Funds:
* Merrill Lynch Retirement Preservation Trust Fund	175,812,808	175,812,808	172,472,365
* Merrill Lynch Equity Index Trust Fund	293,447	28,829,815	31,894,704

Total Collective Funds	176,106,255	204,642,623	204,367,069

Mutual Funds
American Funds Washington Mutual Investors Fund	2,936,028	91,784,187	102,320,580
American Funds Bond Fund of America	3,141,023	41,495,891	41,838,424
BlackRock Value Opportunities Fund	1,364,025	35,246,488	33,445,869
AIM International Growth Fund	1,090,839	27,851,034	32,845,144
Templeton Growth Fund	1,243,376	29,259,322	31,929,884
BlackRock Large Cap Growth Fund	2,334,685	24,823,986	25,237,953
Oppenheimer Capital Appreciation Fund	448,531	19,766,237	21,260,357
Hotchkis and Wiley Mid-Cap Value Fund	694,126	20,116,119	20,719,679
Davis New York Venture Fund	500,076	17,706,308	19,477,960
Franklin Small-Mid Cap Growth Fund	497,806	19,221,769	19,090,834
Fidelity Advisor Small Cap Fund	346,408	8,358,462	7,856,558
Munder Internet Fund	279,509	5,695,240	5,797,008
Goldman Sachs Government Income Fund	195,170	2,825,300	2,851,449

Total Mutual Funds		344,150,343	364,671,699

TOTAL INVESTMENTS		$783,746,746	$832,752,524

*	Managed by a party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LONGS DRUG STORES CALIFORNIA, INC.
EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

Date: June 22, 2007	/s/ LINDA M. WATT
Linda M. Watt
Senior Vice President, Human Resources

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 23	Consent of Independent Registered Public Accounting Firm